SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 29, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Press release announcing the closing of the first stage of the agreement entered into by the shareholders of TGS’s controlling company.

TGS Announces the Closing of the First Stage of the Agreement entered into by the Shareholders of its Controlling Company

FOR IMMEDIATE RELEASE: Monday, August 29, 2005

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announces the closing of the first stage of the Master Settlement and Mutual Release Agreement ( the “Settlement Agreement”), entered into by the shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), the Company’s controlling shareholder.  The subscription of the Settlement Agreement was announced by TGS on April 16, 2004.

Today, TGS was informed that, according to the provisions of the Settlement Agreement: (i) Petrobras Energía S.A. and its subsidiary Petrobras Hispano Argentina S.A. have transferred in favor of certain Enron Corp affiliates (“Enron”) 58,410,452 of TGS class “B” common shares and, (ii) at the same time Enron has transferred 40% of CIESA’s capital stock to a trust, which trustee is ABN AMRO BANK N.V. Sucursal Argentina (the “trustee”), who will administrate and transfer these shares to whom CIESA designates.

According to the Settlement Agreement, these share transfers are aimed at enhancing CIESA’s financial debt restructuring.

In the second stage of the Settlement Agreement and subject to the approval of the Argentine regulatory authorities and, in case that CIESA agrees with its creditors the restructuring of its financial debt, Enron will transfer its remaining 10% shareholding in CIESA to the creditors, trustee or alternative entity, as may be agreed in the CIESA´s debt restructuring agreement, in exchange for the simultaneous transfer of the TGS’ class “B” common shares held by CIESA, which represents 4.3% of TGS’s capital stock.

TGS, with a current firm contracted capacity of approximately 66.4 MMm³/d or 2.3 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together certain Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one of its subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.